Exhibit 99.3

YY INC.

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND MARCH 31, 2019 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

		As of December 31,	As of March 31,
	Note	2018	2019	2019
		RMB	RMB	US$
				(Note2(c))
Assets
Current assets
Cash and cash equivalents		6,004,231	8,936,229	1,331,540
Restricted cash and cash equivalents		-	263,132	39,208
Short-term deposits		7,326,996	4,907,121	731,184
Restricted short-term deposits		-	637,907	95,051
Short-term investments		979,053	1,402,678	209,006
Accounts receivable, net		198,428	632,357	94,224
Amounts due from related parties	12	193,559	10,330	1,539
Financing receivables, net		768,343	704,451	104,966
Prepayments and other current assets	4	1,019,019	639,029	95,218
Total current assets		16,489,629	18,133,234	2,701,936

Non-current assets
Long-term deposits		1,000,000	-	-
Deferred tax assets		70,834	113,059	16,846
Investments		4,591,524	1,436,281	214,013
Property and equipment, net		1,296,319	1,697,773	252,976
Land use rights, net		1,784,639	1,772,615	264,128
Intangible assets, net	5	74,685	3,533,432	526,498
Right-of-use assets, net (1)		-	266,728	39,744
Goodwill	3	11,763	12,497,140	1,862,132
Financing receivables, net		224,793	224,609	33,468
Other non-current assets		223,859	246,938	36,794
Total non-current assets		9,278,416	21,788,575	3,246,599
Total assets		25,768,045	39,921,809	5,948,535

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Convertible bonds		6,863	6,734	1,003
Accounts payable		114,589	235,556	35,099
Deferred revenue		951,616	1,210,396	180,355
Advances from customers		101,690	90,516	13,487
Income taxes payable		235,561	307,124	45,763
Accrued liabilities and other current liabilities	6	2,414,371	3,324,934	495,431
Amounts due to related parties	12	28,336	33,745	5,028
Lease liabilities due within one year(1)		-	103,350	15,400
Short-term loans	7	-	1,282,516	191,101
Total current liabilities		3,853,026	6,594,871	982,667

Non-current liabilities
Lease liabilities (1)		-	172,138	25,649
Deferred revenue		91,710	129,876	19,352
Deferred tax liabilities		27,505	350,981	52,298
Total non-current liabilities		119,215	652,995	97,299
Total liabilities		3,972,241	7,247,866	1,079,966

1

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND MARCH 31, 2019 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

		As of December 31,	As of March 31,
	Note	2018	2019	2019
		RMB	RMB	US$
				(Note 2(c))
Commitments and contingencies	14

Mezzanine equity		418,673	420,525	62,660

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 981,740,848 shares issued and outstanding as of December 31, 2018; 1,297,051,264 shares issued and 1,286,804,655 shares outstanding as of March 31, 2019, respectively)		59	80	12
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 288,182,976 and 326,509,555 shares issued and outstanding as of December 31, 2018 and March 31, 2019, respectively)		21	24	4
Additional paid-in capital		11,168,866	19,048,058	2,838,249
Statutory reserves		101,725	101,725	15,157
Retained earnings		6,913,469	10,024,537	1,493,703
Accumulated other comprehensive income		336,152	228,389	34,031

Total YY Inc.’s shareholders’ equity		18,520,292	29,402,813	4,381,156

Non-controlling interests		2,856,839	2,850,605	424,753

Total shareholders’ equity		21,377,131	32,253,418	4,805,909

Total liabilities, mezzanine equity and shareholders’ equity		25,768,045	39,921,809	5,948,535

(1)	The Company has adopted ASC 842 “Leases” beginning January 1, 2019 using the optional transition method and prior periods were not restated. The only major impact of the standard is that assets and liabilities amounting to RMB145.2 million and RMB141.2 million, respectively, are recognized beginning January 1, 2019 for leased office space with terms of more than 12 months.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

2

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2019

(All amounts in thousands, except share, ADS, per share and per ADS data)

		For the three months ended March 31,
	Note	2018	2019	2019
		RMB	RMB	US$
				(Note2(c))
Net revenues
Live streaming		3,032,035	4,485,020	668,289
Others		216,896	295,564	44,040

Total net revenues		3,248,931	4,780,584	712,329

Cost of revenues (1)	8	(2,015,797)	(3,160,325)	(470,903)

Gross profit		1,233,134	1,620,259	241,426

Operating expenses (1)
Research and development expenses		(249,465)	(404,736)	(60,308)
Sales and marketing expenses		(235,658)	(534,236)	(79,604)
General and administrative expenses		(163,976)	(276,424)	(41,188)

Total operating expenses		(649,099)	(1,215,396)	(181,100)

Other income		12,374	68,688	10,235

Operating income		596,409	473,551	70,561

Interest expense		(2,019)	(6,219)	(927)
Interest income and investment income		92,191	148,289	22,096
Foreign currency exchange gains, net		6,719	1,333	199
Gain on fair value changes of investments		426,547	2,649,843	394,839
Fair value loss on derivative liabilities		(11,868)	-	-

Income before income tax expenses		1,107,979	3,266,797	486,768

Income tax expenses	9	(148,245)	(123,971)	(18,472)

Income before share of income in equity method investments, net of income taxes		959,734	3,142,826	468,296

Share of income in equity method investments, net of income taxes		9,179	7,156	1,066

Net income		968,913	3,149,982	469,362

Less: Net income attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders		5,384	29,549	4,403

Net income attributable to controlling interest of YY Inc.		963,529	3,120,433	464,959

Less: Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value		30,107	9,365	1,395
Cumulative dividend on subsidiary’s Series A Preferred Shares		-	6,730	1,003
Deemed dividend to subsidiary’s Series A Preferred shareholders		489,284	-	-

Net income attributable to common shareholders of YY Inc.		444,138	3,104,338	462,561

Foreign currency translation adjustments, net of nil tax		(119,187)	(107,763)	(16,057)

Comprehensive income attributable to the common shareholders of YY Inc.		324,951	2,996,575	446,504

3

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2019 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

		For the three months ended March 31,
	Note	2018	2019	2019
		RMB	RMB	US$
				(Note2(c))
Net income per ADS*
—Basic	11	6.97	44.93	6.69
—Diluted	11	6.86	44.55	6.64
Weighted average number of ADS used in calculating net income per ADS
—Basic	11	63,694,535	69,097,090	69,097,090
—Diluted	11	64,713,421	69,640,885	69,640,885

Net income per common share*
—Basic	11	0.35	2.25	0.33
—Diluted	11	0.34	2.23	0.33
Weighted average number of common shares used in calculating net income per common share
—Basic	11	1,273,890,701	1,381,941,802	1,381,941,802
—Diluted	11	1,294,268,422	1,392,817,695	1,392,817,695

*	Each ADS represents 20 common shares.

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

		For the three months ended March 31,
	Note	2018	2019	2019
		RMB	RMB	US$
				(Note2(c))

Cost of revenues		19,608	14,309	2,132
Research and development expenses		54,467	70,607	10,521
Sales and marketing expenses		1,869	1,976	294
General and administrative expenses		36,563	94,877	14,137

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

4

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2019

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Class A common shares		Class B common shares
	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Statutory reserves	Retained earnings	Accumulated other comprehensive loss	Total YY Inc.’s shareholders’ equity	Non- controlling interests	Total shareholders’ equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2017	945,245,908	57	317,982,976	23	5,339,844	62,718	5,218,110	(9,597)	10,611,155	101,704	10,712,859
Adoption of ASU 2016-01	-	-	-	-	-	-	87,802	(87,802)	-	-	-
Issuance of common shares for vested restricted share units	682,760	-	-	-	1	-	-	-	1	-	1
Class B common shares converted to Class A common shares	20,000,000	1	(20,000,000)	(1)	-	-	-	-	-	-	-
Share-based compensation	-	-	-	-	112,507	-	-	-	112,507	-	112,507
Capital injection in subsidiaries from non-controlling interest shareholders	-	-	-	-	-	-	-	-	-	658	658
Acquisition of subsidiary’s shares from mezzanine equity holders	-	-	-	-	(13,315)	-	-	-	(13,315)	-	(13,315)
Partial disposal of a subsidiary’s interests to non-controlling interest shareholders	-	-	-		389,358	-	-	(529)	388,829	(34,081)	354,748
Components of comprehensive income
Net income attributable to YY Inc. and non-controlling interest shareholders	-	-	-	-	-	-	963,529	-	963,529	4,027	967,556
Accretion of subsidiaries' redeemable convertible preferred shares to redemption value	-	-	-	-	-	-	(30,107)	-	(30,107)	(474)	(30,581)
Deemed dividend to subsidiary’s Series A Preferred shareholders	-	-	-	-	-	-	(489,284)	-	(489,284)	(7,711)	(496,995)
Foreign currency translation adjustments, net of nil tax	-	-	-	-	-	-	-	(119,187)	(119,187)	-	(119,187)

Balance as of March 31, 2018	965,928,668	58	297,982,976	22	5,828,395	62,718	5,750,050	(217,115)	11,424,128	64,123	11,488,251

5

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2019 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Class A common shares		Class B common shares
	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Statutory reserves	Retained earnings	Accumulated other comprehensive income (loss)	Total YY Inc.’s shareholders’ equity	Non- controlling interests	Total shareholders’ equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2018	981,740,848	59	288,182,976	21	11,168,866	101,725	6,913,469	336,152	18,520,292	2,856,839	21,377,131
Issuance of common shares for vested restricted share units	1,421,920	-	-	-	-	-	-	-	-	-	-
Issuance of common shares in connection with the acquisition of Bigo	305,127,046	21	38,326,579	3	7,704,396	-	-	-	7,704,420	-	7,704,420
Forfeiture of restricted shares	(1,485,159)	-	-	-	-	-	-	-	-	-	-
Share-based compensation	-	-	-	-	181,769	-	-	-	181,769	-	181,769
Issuance of a subsidiary’s common shares for exercised share options	-	-	-	-	(6,973)	-	-	-	(6,973)	17,655	10,682
Components of comprehensive income	-
Net income attributable to YY Inc. and non-controlling interest shareholders	-	-	-	-	-	-	3,120,433	-	3,120,433	29,549	3,149,982
Accretion of subsidiaries' redeemable convertible preferred shares to redemption value	-	-	-	-	-	-	(9,365)	-	(9,365)	(408)	(9,773)
Foreign currency translation adjustments, net of nil tax	-	-	-	-	-	-	-	(107,763)	(107,763)	(53,030)	(160,793)

Balance as of March 31, 2019	1,286,804,655	80	326,509,555	24	19,048,058	101,725	10,024,537	228,389	29,402,813	2,850,605	32,253,418

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

6

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2019

(All amounts in thousands)

		For the three months ended March 31,
	Note	2018	2019	2019
		RMB	RMB	US$
				(Note2(c))
Cash flows from operating activities

Net cash provided by operating activities		780,276	966,079	143,949

Cash flows from investing activities
Placements of short-term deposits		(5,338,720)	(2,760,181)	(411,280)
Maturities of short-term deposits		2,504,224	6,065,339	903,764
Placements of short-term investments		(98,000)	(490,001)	(73,012)
Cash paid for investments		(242,658)	(74,127)	(11,045)
Cash received from disposal of investments		213,028	141,875	21,140
Acquisition of businesses, net of cash, cash equivalents and restricted cash acquired		-	(1,387,840)	(206,795)
Loans to a related party	12	(20,000)	(170,000)	(25,331)
Payments to originate financing receivables		-	(462,678)	(68,941)
Principal collection from financing receivables		-	559,000	83,294
Cash flows from other investing activities		38,749	81,263	12,109

Net cash (used in) provided by investing activities		(2,943,377)	1,502,650	223,903

Cash flows from financing activities
Capital contributions from mezzanine equity holders		2,919,112	100,536	14,980
Partial disposal of subsidiary’s interests to non-controlling interest shareholders		378,548	-	-
Proceeds from bank borrowings	7	-	1,278,601	190,517
Repayments of bank borrowings		(569,166)	-	-
Cash flows from other financing activities		(33,314)	(100)	(15)

Net cash provided by financing activities		2,695,180	1,379,037	205,482

Net increase in cash, cash equivalents and restricted cash		532,079	3,847,766	573,334
Cash, cash equivalents and restricted cash at the beginning of the year		3,617,432	6,004,231	894,658
Effect of exchange rate changes on cash, cash equivalents and restricted cash		(62,994)	(14,729)	(2,193)

Cash, cash equivalents and restricted cash at the end of the period		4,086,517	9,837,268	1,465,799

Supplemental disclosure of cash flows information:
—Cash paid for interest, net of amounts capitalized		(2,796)	(4,687)	(698)
—Income taxes paid		(116,259)	(120,014)	(17,883)

Supplemental disclosures of non-cash investing and financing activities:
—Acquisition of property and equipment		14,270	176,737	26,335
—Disposal of investments		12,140	17,790	2,651
—Common shares issued for the acquisition of Bigo		-	7,704,420	1,147,994

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

7

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.	Organization and principal activities

(a)	Organization and principal activities

YY Inc. (the “Company”), together with its subsidiaries, its variable interest entities (“VIEs”, also refer to VIEs and their subsidiaries as a whole, where appropriate) (collectively, the “Group”), is a leading global social media platform, offering users around the world a uniquely engaging and immersive experience across various video-based products and services, such as live streaming, short-form videos and video communication.

In March 2019, the Company completed the acquisition of Bigo Inc (“Bigo”). Bigo is primarily engaged in the video and audio broadcast business all over the world. The Company paid US$343.1 million in cash and issued 305,127,046 Class A common shares and 38,326,579 Class B common shares of the Company to Bigo’s other shareholders. The details of this acquisition are disclosed in Note 3 “Business combination”.

(b)	Initial Public Offering

The Company completed its initial public offering (“IPO”) on November 21, 2012 on the NASDAQ Global Market.

(c)	Principal subsidiaries and VIEs

The details of the principal subsidiaries and VIEs through which the Company conducts its business operations as of March 31, 2019 are set out below:

Name	Place of incorporation	Date of incorporation or acquisition	% of direct or indirect economic ownership	Principal activities

Principal subsidiaries
Duowan Entertainment Corporation (“Duowan BVI”)	British Virgin Islands (“BVI”)	November 6, 2007	100%	Investment holding

Huanju Shidai Technology (Beijing) Co., Ltd. (“Beijing Huanju Shidai” or “Duowan Entertainment”)	PRC	March 19, 2008	100%	Investment holding

Guangzhou Huanju Shidai Information Technology Co., Ltd. (“Guangzhou Huanju Shidai”)	PRC	December 2, 2010	100%	Software development

Engage Capital Partners I, L.P. (“Engage L.P.”)	Cayman Islands	March 23, 2015	93.5%	Investment

HUYA Inc. (“Huya”)	Cayman Islands	March 30, 2017	43.9%	Investment holding

Guangzhou Huya Technology Co., Ltd. (“Huya Technology”)	PRC	June 16, 2017	43.9%	Software development

Hago Singapore Pte. Ltd. (“Hago Singapore”)	Singapore	May 7, 2018	100%	Internet value added services

Bigo	Cayman Islands	March 4, 2019	100%	Investment holding

Bigo Technology Pte. Ltd. (“Bigo Singapore”)	Singapore	March 4, 2019	100%	Investment holding, operation of live streaming platform

Bigo (Hong Kong) Limited (“Bigo HK”)	Hong Kong	March 4, 2019	100%	Investment holding

Guangzhou BaiGuoYuan Information Technology Co., Ltd. (“BaiGuoYuan Technology”)	PRC	March 4, 2019	100%	Software development and provision of information technology services

8

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.	Organization and principal activities (continued)

(c)	Principal subsidiaries and VIEs (continued)

Name	Place of incorporation	Date of incorporation or acquisition	% of direct or indirect economic ownership	Principal activities

Principal VIEs
Guangzhou Huaduo Network Technology Co., Ltd. (“Guangzhou Huaduo”)	PRC	April 11, 2005	100%	Holder of internet content provider licenses and internet value added services

Zhuhai Huanju Interactive Entertainment Technology Co., Ltd. (“Zhuhai Huanju Interactive”)	PRC	May 4, 2015	100%	Software development

Shanghai Yilian Equity Investment Partnership (LP) (“Shanghai Yilian”)	PRC	June 23, 2015	93.5%	Investment

Guangzhou Huanju Microfinance Co., Ltd. (“Guangzhou Microfinance”)	PRC	January 11, 2016	100%	Financing services

Guangzhou Huya Information Technology Co., Ltd. (“Guangzhou Huya”)	PRC	August 10, 2016	43.9%	Holder of internet content provider licenses and internet value added services

Guangzhou Yilianyixing Investment Partnership (LP) (“Guangzhou Yilianyixing”)	PRC	June 28, 2017	99%	Investment

Guangzhou BaiGuoYuan Network Technology Co., Ltd. (“Guangzhou BaiGuoYuan”)	PRC	March 4, 2019	100%	Holder of internet content provider licenses and internet value added services

9

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.	Organization and principal activities (continued)

(d)	Variable Interest Entities

To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide internet-content, the Group’s major operations in the PRC are conducted primarily through its principal VIEs Guangzhou Huaduo, Guangzhou Huya and Guangzhou BaiGuoYuan, which hold the internet value-added service license and approvals to provide such internet services in the PRC. VIE agreements amongst Beijing Huanju Shidai, Guangzhou Huaduo and its nominee shareholders and VIE agreements among of Huya Technology, Guangzhou Huya and its nominee shareholders have been disclosed in the audited financial statements for the year ended December 31,2018. The VIE agreements related to Bigo’s business is discussed below.

VIE agreements amongst BaiGuoYuan Technology, Guangzhou BaiGuoYuan and its nominee shareholders

The following is a summary of the contractual arrangements entered among BaiGuoYuan Technology, Guangzhou BaiGuoYuan and its nominee shareholders.

•	Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between BaiGuoYuan Technology and Guangzhou BaiGuoYuan, BaiGuoYuan Technology has the exclusive right to provide Guangzhou BaiGuoYuan technology support, business support and consulting services related to the services provided by Guangzhou BaiGuoYuan, the scope of which is to be determined by BaiGuoYuan Technology from time to time. BaiGuoYuan Technology owns the exclusive intellectual property rights created as a result of the performance of this agreement. BaiGuoYuan Technology receives substantially all of the economic interest returns generated by Guangzhou BaiGuoYuan. The term of this agreement will not expire unless with BaiGuoYuan Technology’s written confirmation to terminate the agreement.

•	Exclusive Option Agreement

The parties to the exclusive option agreement are BaiGuoYuan Technology, Guangzhou BaiGuoYuan and each of the shareholders of Guangzhou BaiGuoYuan. Under the exclusive option agreement, each of the shareholders of Guangzhou BaiGuoYuan irrevocably granted BaiGuoYuan Technology or its designated representative(s) an exclusive option to purchase, to the extent permitted under the PRC laws, all or part of his or its equity interests in Guangzhou BaiGuoYuan. BaiGuoYuan Technology or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without BaiGuoYuan Technology’s prior written consent, Guangzhou BaiGuoYuan’s shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Guangzhou BaiGuoYuan. The term of this agreement is ten years and may be extended at BaiGuoYuan Technology’s sole discretion.

•	Powers of Attorney

Pursuant to the irrevocable power of attorney executed by each shareholder of Guangzhou BaiGuoYuan, each such shareholder appointed BaiGuoYuan Technology as its attorney-in-fact to exercise such shareholders’ rights in Guangzhou BaiGuoYuan, including, without limitation, the power to vote on its behalf on all matters of Guangzhou BaiGuoYuan requiring shareholders’ approval under the PRC laws and regulations and the articles of association of Guangzhou BaiGuoYuan. Each power of attorney will remain in force until the shareholder ceases to hold any equity interest in Guangzhou BaiGuoYuan.

•	Share Pledge Agreement

Pursuant to the share pledge agreement between BaiGuoYuan Technology and the shareholders of Guangzhou BaiGuoYuan, the shareholders of Guangzhou BaiGuoYuan have pledged all of their equity interests in Guangzhou BaiGuoYuan to BaiGuoYuan Technology to guarantee the performance by Guangzhou BaiGuoYuan and its shareholders’ performance of their respective obligations under the exclusive business cooperation agreement, exclusive option agreement and powers of attorney. If Guangzhou BaiGuoYuan and/or its shareholders breach their contractual obligations under those agreements, BaiGuoYuan Technology, as pledgee, will be entitled to voting right and the right to sell the pledged equity interests.

10

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.	Organization and principal activities (continued)

(d)	Variable Interest Entities (continued)

Through the aforementioned contractual agreements, Guangzhou BaiGuoYuan is considered a VIE in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) because the Company, through BaiGuoYuan Technology, has the ability to:

•	exercise effective control over Guangzhou BaiGuoYuan;

•	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from Guangzhou BaiGuoYuan as if it was its sole shareholder; and

•	have an exclusive option to purchase all of the equity interests in Guangzhou BaiGuoYuan.

2.	Principal accounting policies

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements as of December 31, 2018 and for the year ended December 31, 2018, except for the newly adopted leasing standard. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

The preparation of the unaudited interim condensed consolidated financial statements requires management to make estimates and assumptions that affect the recorded amounts reported therein. A change in facts or circumstances surrounding the estimate could result in a change to estimates and impact future operating results.

The unaudited interim condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited interim condensed consolidated financial statements have read or have access to the audited consolidated financial statements as of December 31, 2018 and for the year ended December 31, 2018. The condensed consolidated balance sheet at December 31, 2018 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. Accordingly, these unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto as of December 31, 2018 and for the year ended December 31, 2018.

(b)	Consolidation

The Group’s unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company or its subsidiary is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIEs economic performance, and also the Company’s obligation to absorb losses of the VIEs that could potentially be significant to the VIEs or the right to receive benefits from the VIEs that could potentially be significant to the VIEs. Beijing Huanju Shidai, Bilin Changxiang Information Technology Co., Ltd., Huya Technology, Guangzhou 100 Education Technology Co., Ltd., BaiGuoYuan Technology and ultimately the Company hold all the variable interests of the VIEs and have been determined to be the primary beneficiary of the VIEs.

11

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(c)	Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB 6.7112 on March 29, 2019 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(d)	Cash and cash equivalents

As of March 31, 2019, cash, cash equivalents and restricted cash presented in the unaudited interim condensed consolidated statement of cash flows is 9,837,268, including cash and cash equivalents of RMB8,936,229, restricted cash and cash equivalents of RMB263,132 and restricted short-term deposits of RMB637,907 on the unaudited interim condensed consolidated balance sheet, respectively.

(e)	Leasing

The Group leases facilities in the PRC under non-cancellable operating leases expiring on different dates. On January 1, 2019, the Company adopted ASU No. 2016-02 (Topic 842) “Leases” using the optional transition method. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with our historical accounting under Topic 840. Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases. A contract is or contains a lease if the contract conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. The Company determines whether a contract conveys the right to control the use of an identified asset for a period of time by assessing whether the Company has both the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset.

The only major impact of the adoption of the standard is that assets and liabilities amounting to RMB145.2 million and RMB141.2 million, respectively, are recognized beginning January 1, 2019 for leased office space with terms of more than 12 months. The Company accounts for short-term leases with terms less than 12 months in accordance with ASC 842-20-25-2 to recognize the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

Operating leases are included in operating lease right-of-use assets, current lease liabilities and non-current lease liabilities on the unaudited interim condensed consolidated balance sheets.

(i) Right-of-use assets

Right-of-use assets are initially measured at the present value of the lease payments. Amortization of the right-of-use assets is made over the lease term on a generally straight-line basis. The weighted average lease terms of the right-of-use assets was 3.22 years.

(ii) Lease liabilities

Lease liabilities are lessees’ obligations to make the lease payments arising from a lease, measured on a discounted basis.

As a lessee, the discount rate for the lease is the rate implicit in the lease unless that rate cannot be readily determined. In that case, the lessee is required to use its incremental borrowing rate. A weighted average incremental borrowing rate of 4.94% was adopted at commencement date in determining the present value of lease payments.

For the three months ended March 31, 2019, operating lease cost and short-term lease cost were RMB16,838 and RMB818, respectively. There were no other lease cost other than operating lease cost and short-term lease cost for the three months ended March 31, 2019. For the 3 months ended March 31, 2019, cash paid for operating leases included in operating cash flows was RMB26,349.

12

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(e)	Leasing (continued)

A maturity analysis of the Company's operating lease liabilities and reconciliation of the undiscounted cash flows to the operating lease liabilities recognized on the unaudited interim condensed consolidated balance sheet was as below:

Office rental
RMB

The remainder of 2019	84,011
2020	98,106
2021	66,460
2022	35,450
2023 and after	20,252
Total undiscounted cash flows	304,279
Less: imputed interest	(28,791)
Present value of lease liabilities	275,488

(f)	Share-based compensation

The Group grants stock-based award, such as, but not limited to, share options, restricted shares, restricted share units of the Company, share option, restricted share units and ordinary shares of the Company’s subsidiaries to eligible employees, officers, directors, and non-employee consultants.

The Group’s share-based awards mainly include share-based awards of YY as well as share-based awards of Huya.

Upon the acquisition of Bigo, Class A common shares are issued for the replacement awards to Bigo’s employees to replace their original share-based awards, namely restricted shares. In determining the fair value of restricted share granted to Bigo’s employees, the fair value of the underlying shares of YY on the grant dates is applied. The grant date fair value of restricted share is based on stock price of YY in the NASDAQ Global Market.

13

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(g)	Statutory reserves

The Group did not make any appropriation to its general reserve fund, statutory surpluses fund, discretionary surplus fund, and the staff bonus and welfare fund for the three months ended March 31, 2018 and 2019, respectively.

(h)	Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews segment results when making decisions about allocating resources and assessing performance of the Group.

(i)	Recently issued accounting pronouncements

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-04: Simplifying the Test for Goodwill Impairment. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this standard will remove, modify and add certain disclosures under ASC Topic 820, Fair Value Measurement, with the objective of improving disclosure effectiveness. ASU 2018-13 will be effective for the Group’s fiscal year beginning January 1, 2020, with early adoption permitted. The transition requirements are dependent upon each amendment within this update and will be applied either prospectively or retrospectively. The Company does not expect ASU 2018-13 to have a material impact to the Company’s consolidated financial statements.

14

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

3.	Business combination

Acquisition of Bigo

Immediately prior to this acquisition, the Company held 31.7% of equity interest of Bigo, a company which is primarily engaged in the video and audio broadcast business through its live-streaming applications and platforms all over the world. The Company had a contingent redemption right on its investment in Bigo, therefore the interest held by the Company did not meet the definition of in-substance common stock under ASC 323. As the investment in Bigo did not have readily determinable fair value, it was accounted for as an investment at cost less impairments, adjusted by observable price changes.

In February 2019, the Group entered into a share purchase agreement with Bigo and its shareholders. Under the agreement, the Group agreed to purchase all outstanding shares of Bigo that were not already owned by the Group. Pursuant to the agreement, the Company paid US$343.1 million in cash and issued 305,127,046 Class A common shares and 38,326,579 Class B common shares of the Company to Bigo’s other shareholders. In addition, the Company has also issued 8,761,450 Class A common shares for future grants to employees as share-based awards. The acquisition was completed on March 4, 2019. The Group believed that the acquisition of Bigo helped the Group create enhanced live streaming content, expand global footprint and offer world-class user experiences for global user community. Upon the completion of the acquisition, Bigo became a wholly-owned subsidiary of the Group.

The following table summarizes the components of the purchase consideration transferred based on the closing price of the Company’s common share as of the acquisition date:

As of acquisition date
RMB

Cash	2,300,196
Fair value of common shares issued	7,704,420
Fair value of previously held equity interest in Bigo	5,697,154
Elimination of preexisting amounts due from Bigo	323,002
Total consideration	16,024,772

The fair value of common shares issued above does not include post-acquisition share-based compensation amounting to RMB590,346. Out of the 305,127,046 Class A common shares issued, 38,042,760 shares are for the replacement awards to Bigo’s employees to replace their original share-based awards. The post-acquisition share-based compensation of RMB590,346 are share-based compensation subject to continuous employment and will be recognized as share-based compensation expenses over the remaining required service period.

Immediately before the acquisition, the amounts due from Bigo to the Company amounted to RMB323,002. This amount due from Bigo was effectively eliminated upon the acquisition. The amount of the preexisting amounts due from Bigo of RMB323,002 was included as part of the consideration.

In accordance with ASC 805, the Company’s previously held equity interest in Bigo was remeasured to fair value on the acquisition date, and a re-measurement gain of RMB2,669,334 was recognized as gain on fair value changes of investments. Acquisition-related costs of RMB27,162 was recognized as general and administrative expenses.

15

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

3.	Business combination (continued)

Acquisition of Bigo (continued)

The acquisition was accounted for as a business combination. The Group made estimates and judgements in determining the fair value of the assets acquired and liabilities assumed with the assistance from an independent valuation firm. The consideration was allocated on the acquisition date as follows:

	As of acquisition date	Amortization period
	RMB

Net tangible assets acquired:
-Cash and cash equivalents, restricted cash and cash equivalents and restricted short-term deposits	912,356
-Accounts receivables	386,517
-Other current assets	52,432
-Property and equipment, net	294,030
-Other non-current assets	174,837
Identifiable intangible assets acquired:
-Trademark	2,400,354	10 years
-User Base	1,027,191	3 years
-Non-compete agreement	81,129	1 year
-Others	6,195
Accrued liabilities and other liabilities	(1,425,777)
Deferred tax liabilities	(316,859)
Goodwill	12,432,367
Total	16,024,772

The goodwill was mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and mainly comprised (a) the assembled work force and (b) the expected future growth, enhancing world-class user experiences and expansion in global markets as a result of the synergy resulting from the acquisition. The goodwill recognized was not expected to be deductible for income tax purpose.

Pro forma information of the acquisition

The following unaudited pro forma information summarizes the results of operations for the three month ended March 31, 2019 of the Company as if the acquisition had occurred on January 1, 2018. The unaudited pro forma information includes: (i) amortization associated with estimates for the acquired intangible assets and corresponding deferred tax liability; (ii) recognition of the post-combination share-based compensation; (iii) removal of the transaction costs related to the acquisition; (iv) removal of the remeasurement gain of YY’s previously held interests in Bigo; (v) removal of fair value loss on derivative liabilities related to Bigo’s preferred shares; (vi) elimination of transaction between Bigo and the Company and (vii) the associated tax impact on these unaudited pro forma adjustments. The following pro forma financial information is presented for informational purpose only and is not necessarily indicative of the results that would have occurred had the acquisition been completed on January 1 2018, nor is it indicative of future operating results.

For the three months ended March 31,
2019
RMB

Pro forma net revenues	5,441,913
Pro forma net income	215,994

The amounts of revenues and earnings of Bigo since the acquisition date are disclosed in Note 16 “Segment Reporting”.

16

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

4.	Prepayments and other current assets

	December 31,	March 31,
	2018	2019
	RMB	RMB

Prepayments and deposits to vendors and content providers	183,293	188,900
Loans to third parties	180,964	90,467
Value added taxes to be deducted	69,563	86,586
Receivables from payment platforms	112,061	64,725
Interests receivable	218,553	48,581
Rental and other deposits	22,457	32,246
Employee advances	11,536	19,380
Receivables from disposal of investments	59,255	17,790
Amounts receivable from issuance of a subsidiary’s preferred shares	102,951	-
Others	58,386	90,354

Total	1,019,019	639,029

5.	Intangible assets, net

The following table summarizes the Group’s intangible assets:

	December 31,	March 31,
	2018	2019
	RMB	RMB

Gross carrying amount
Trademark	-	2,410,593
User base	-	1,031,572
Non-compete agreement	-	81,475
Operating rights	67,080	67,080
Software	39,535	45,481
License	32,000	32,000
Domain names	26,819	26,855
Technology	18,094	17,928

Total of gross carrying amount	183,528	3,712,984

Less: accumulated amortization
Trademark	-	(20,086)
User base	-	(35,327)
Non-compete agreement	-	(6,787)
Operating rights	(48,451)	(53,205)
Software	(28,406)	(31,532)
License	(1,422)	(1,956)
Domain names	(11,213)	(11,474)
Technology	(11,856)	(11,787)

Total accumulated amortization	(101,348)	(172,154)

Less: accumulated impairment	(7,495)	(7,398)

Intangible assets, net	74,685	3,533,432

Amortization expense for the three months ended March 31, 2018 and 2019 were RMB3,703 and RMB70,870, respectively.

17

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

5.	Intangible assets, net (continued)

The estimated amortization expenses for each of the following five years as of March 31 are as follows:

Amortization expense of intangible assets
RMB

2020	761,344
2021	644,132
2022	307,245
2023	306,832
2024	301,670

The weighted average amortization periods of intangible assets as of December 31, 2018 and March 31, 2019 are as below:

	December 31,	March 31,
	2018	2019

Trademark	Not applicable	10 years
User base	Not applicable	3 years
Non-compete agreement	Not applicable	1 year
Operating rights	2 years	2 years
Software	4 years	5 years
License	15 years	15 years
Domain names	15 years	15 years

18

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

6.	Accrued liabilities and other current liabilities

	December 31,	March 31,
	2018	2019
	RMB	RMB

Revenue sharing fees	1,318,561	1,417,482
Marketing and promotion expenses	213,216	597,085
Salaries and welfare	329,169	260,149
Bandwidth costs	131,252	238,106
Consideration payables related to business acquisition	-	238,014
Value added taxes and other taxes payable	109,040	149,276
Deposits from third parties	82,771	100,004
Payables to merchants	75,471	78,040
Other payables to content providers	30,313	48,944
Others	124,578	197,834

Total	2,414,371	3,324,934

7.	Short-term loans

	December 31,	March 31,
	2018	2019
	RMB	RMB

Short-term loans	-	1,282,516

The Group entered into agreements with financial institutions, pursuant to which the Group borrowed three loans with total principal amount of US$149.7 million and HK$320 million in the first quarter of 2019. These loans were all with a maturity of less than one year and the annual interest rates of these loans ranged from 2.38% to 3.88%. Term deposits of RMB300 million and US$50 million were pledged as collaterals for the loans.

8.	Cost of revenues

	For the three months ended March 31,
	2018	2019
	RMB	RMB

Revenue sharing fees and content costs	1,620,959	2,524,715
Bandwidth costs	225,423	297,402
Salaries and welfare	70,871	119,330
Payment handling costs	20,012	98,957
Depreciation and amortization	29,885	37,785
Other taxes and surcharges	10,099	19,943
Share-based compensation	19,608	14,309
Other costs	18,940	47,884

Total	2,015,797	3,160,325

19

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

9.	Income tax

(i) Cayman Islands

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

(ii) BVI

Duowan BVI is exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

(iii) Hong Kong profits tax

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

(iv) Singapore

The income tax provision of the Group in respect of its international operations in Singapore was calculated at the tax rate of 17% on the assessable profits, based on the existing legislation, interpretations and practices in respect thereof.

According to the Development and Expansion Incentive (the “Incentive”) pursuant to the provisions of Part IIIB of the Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86, corporations engaging in new high-value-added projects, expanding or upgrading their operations, or undertaking incremental activities after their pioneer period may apply for their profits to be taxed at a reduced rate of not less than 5% for an initial period of up to ten years. The total tax relief period for each qualifying project or activity is subject to a maximum of 40 years (inclusive of the post-pioneer relief period previously granted, if applicable).

The Group’s Singapore entities provided for income tax are as follows:

•      Bigo Singapore applied for the Incentive and received approval in October 2018. Bigo Singapore is entitled to enjoy the beneficial tax rate of 5% as the Incentive for the years 2018 through 2022, and will need to re-apply for the Incentive qualification renewal in 2023.

•      Other Singapore entities were subject to 17% income tax for the periods reported.

(v) PRC

The Company’s subsidiaries and VIEs in China are governed by the Enterprise Income Tax Law (“EIT Law”), which became effective on January 1, 2008. Pursuant to the EIT Law and its implementation rules, enterprises in China are generally subject to tax at a statutory rate of 25%. Certified High and New Technology Enterprises (“HNTE”) are entitled to a favorable statutory tax rate of 15%, but need to re-apply every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for that year. If an HNTE fails to meet the criteria for qualification as an HNTE in any year, the enterprise cannot enjoy the 15% preferential tax rate in that year, and must instead use the regular 25% EIT rate.

Enterprises qualified as software enterprises can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to the applicable tax rate for the subsequent three years. An entity that qualifies as a “Key National Software Enterprise” (a “KNSE”) is entitled to a further reduced preferential income tax rate of 10%. Enterprises wishing to enjoy the status of a Software Enterprise or a KNSE must perform a self-assessment each year to ensure they meet the criteria for qualification. These enterprises will be subject to the tax authorities’ assessment each year as to whether they are entitled to use the relevant preferential EIT treatments. If at any time during the preferential tax treatment years an enterprise uses the preferential EIT rates but the relevant authorities determine that it fails to meet applicable criteria for qualification, the relevant authorities may revoke the enterprise’s Software Enterprise/KNSE status.

20

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

9.	Income tax (continued)

(v) PRC (continued)

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located”. Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its entities registered outside of the PRC should be considered as resident enterprises for the PRC tax purposes.

The Group’s PRC entities provided for enterprise income tax are as follows:

•	Guangzhou Huaduo applied for the renewal of HNTE qualification and received approval in December 2016. Guangzhou Huaduo is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2016 through 2018, and will need to re-apply for HNTE qualification renewal in 2019. In 2019, Guangzhou Huaduo is expected to enjoy the beneficial tax rate of 15% based on its self-assessment.

•	In 2018, Guangzhou Huanju Shidai was qualified as a KNSE after the relevant government authorities’ assessment and was entitled to a preferential income tax rate of 10%. In 2019, Guangzhou Huanju Shidai is expected to enjoy a reduced tax rate of 10% based on its self-assessment.

•	In June 2017, Guangzhou Juhui Information Technology Co., Ltd. was qualified as a Software Enterprise, and started to enjoy the zero preferential tax rate beginning from 2016 and 12.5% preferential tax rate beginning from 2018.

•	Huya Technology was qualified as a Software Enterprise, and started to enjoy the zero preferential tax rate starting from 2017 and 12.5% preferential tax rate starting from 2019.

•	Guangzhou Huya applied for the HNTE qualification and received approval in November 2018. Guangzhou Huya is entitled to enjoy the preferential tax rate of 15% as an HNTE for three years starting from 2018, and will need to apply for HNTE qualification renewal in 2021.

•	Guangzhou BaiGuoYuan applied for the HNTE and received approval in December 2016. Guangzhou BaiGuoYuan is entitled to enjoy the beneficial tax rate of 15% as an HNTE for the years 2016 through 2018, and will need to re-apply for HNTE qualification renewal in 2019. In 2019, Guangzhou BaiGuoYuan is expected to enjoy the beneficial tax rate of 15% based on its self-assessment.

•	BaiGuoYuan Technology applied for the HNTE and received approval in 2018. BaiGuoYuan Technology are entitled to enjoy the beneficial tax rate of 15% as HNTEs for the years 2018 through 2020, and will need to re-apply for HNTE qualification renewal in 2021.

•	Other PRC subsidiaries and VIEs were subject to 25% EIT for the periods reported.

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 50% of the qualified research and development expenses incurred in determining its tax assessable profits for that year. The additional tax deducting amount of the qualified research and development expenses have been increased from 50% to 75%, effective from 2018 to 2020, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018 (“Super Deduction”).

Certain subsidiaries and VIEs of the Group successfully claimed the Super Deduction in ascertaining the tax assessable profits for the periods reported.

21

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

9.	Income tax (continued)

(v) PRC (continued)

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely.

Aggregate undistributed earnings and reserves of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2018 and March 31, 2019 are approximately RMB11,519,699 and RMB12,635,662, respectively.

The Group has a plan to indefinitely reinvest its funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability on 10% withholding tax of aggregate undistributed earnings and reserves of the Company’s subsidiaries located in the PRC has been accrued that would be payable upon the distribution of those amounts to the Company as of December 31, 2018 and March 31, 2019.

Composition of income tax expense

The current and deferred portions of income tax expense included in the unaudited interim condensed consolidated statements of comprehensive income are as follows:

	For the three months ended March 31,
	2018	2019
	RMB	RMB

Income before income tax expenses
PRC entities	675,595	911,441
Non-PRC entities (a)	432,384	2,355,356
Total	1,107,979	3,266,797

Current income tax expenses
PRC entities	(102,731)	(158,392)
Non-PRC entities	-	(2,911)
Total	(102,731)	(161,303)

Deferred income tax (expenses) benefit
PRC entities	4,968	33,100
Non-PRC entities	(50,482)	4,232
Total	(45,514)	37,332

Income tax expenses
PRC entities	(97,763)	(125,292)
Non-PRC entities	(50,482)	1,321
Total	(148,245)	(123,971)

(a) The income before tax incurred by non-PRC entities for the three months ended March 31, 2019 was mainly due the Company’s previously held equity interest in Bigo which was re-measured to fair value on the acquisition date, and a re-measurement gain of RMB2,669,334 was recognized as gain on fair value changes of investments. This fair value gain was incurred by Duowan BVI whose applicable tax rate is zero.

22

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

10.	Share-based compensation

Under the Company’s 2011 Share Incentive Scheme, the Company granted restricted share units and share options to its employees. Besides, Huya granted restricted share units and share options to its employees under Huya’s 2017 Share Incentive Plan, details of which were disclosed in the company’s audited consolidated financial statements for the year ended December 31, 2018. For the three month ended March 31, 2019, the new grants of share-based awards under the Company’s 2011 Share Incentive Scheme and Huya’s 2017 Share Incentive Plan were immaterial. For the three months ended March 31, 2019, the Company recorded share-based compensation of RMB139,788 using the graded-vesting attribution method for the Company’s share-based awards other than those granted to Bigo’s employees, which is discussed below.

In connection with the acquisition of Bigo in March 2019, the Group granted replacement awards to Bigo’s employees covering Bigo’s original share incentive scheme. These awards are included in the Company‘s 2011 Share Incentive Scheme.

There are mainly three types of vesting schedule under Bigo’s original share incentive scheme, which are: i) 50% of the share-based awards will be vested after 24 months of the grant date and the remaining 50% will be vested in two equal installments over the following 24 months, ii) share-based awards will be vested in four equal installments over the following 48 months, and iii). share-based awards will be vested in three equal installments over the following 36 months. After the acquisition, Bigo’s original share incentive scheme are replaced by YY’s restricted shares without change in vesting terms. The post-acquisition share-based compensation expenses are recognized over the remaining vesting period after the acquisition date.

The following table summarizes the restricted shares activity for the three months ended March 31, 2019:

	Number of restricted shares	Weighted average grant-date fair value (US$)

Outstanding, December 31, 2018	-	-

Granted	38,042,760	3.6020
Forfeited	(1,485,159)	3.6020
Vested	(288,815)	3.6020

Outstanding, March 31, 2019	36,268,786	3.6103

Expected to vest at March 31, 2019	31,459,321	3.6116

For the three months ended March 31, 2019, the Company recorded share-based compensation for restricted shares granted to Bigo’s employees of RMB41,981 using the graded-vesting attribution method. As of March 31, 2019, total unrecognized compensation expense relating to the restricted shares granted to Bigo’s employees was RMB501,774. The expense is expected to be recognized over a weighted average period of 1.83 years using the graded-vesting attribution method.

23

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

11.	Basic and diluted net income per share

Basic and diluted net income per share for the three months ended March 31, 2018 and 2019 are calculated as follows:

	For the three months ended March 31,
	2018	2019
	RMB	RMB

Numerator:
Net income attributable to common shareholders of YY Inc.	444,138	3,104,338
Interest expenses of convertible notes	36	38
Incremental dilution from Huya(1)	-	(2,217)
Numerator for diluted income per share	444,174	3,102,159

Denominator:
Denominator for basic calculation—weighted average number of Class A and Class B common shares outstanding	1,273,890,701	1,381,941,802
Dilutive effect of share options	154,347	-
Dilutive effect of restricted share	-	1,395,656
Dilutive effect of restricted share units	20,042,706	9,299,569
Dilutive effect of convertible bonds	180,668	180,668
Denominator for diluted calculation	1,294,268,422	1,392,817,695

Basic net income per Class A and Class B common share	0.35	2.25
Diluted net income per Class A and Class B common share	0.34	2.23
Basic net income per ADS*	6.97	44.93
Diluted net income per ADS*	6.86	44.55

*	Each ADS represents 20 common shares.

(1) In calculation of diluted net income per share, assuming a dilutive effect, all of Huya’s existing unvested restricted share units and unexercised share options are treated as vested and exercised by Huya under the treasury stock method, causing the decrease percentage of the weighted average number of shares held by YY in Huya. As a result, Huya’s net income (loss) attributable to YY on a diluted basis decreased accordingly, which is presented as “incremental dilution from Huya” in the table.

24

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

12.	Related party transactions

The table below sets forth the major related parties and their relationships with the Group:

Major related parties	Relationship with the Group

Guangzhou Sunhongs Corp., Ltd. (“Guangzhou Sunhongs”)	Significant influence exercised by a principal shareholder of the Company
Kingsoft Corporation Limited (“Kingsoft Group”)	Significant influence exercised by a principal shareholder of the Company
Xiaomi Corporation(“Xiaomi Group”)	Controlled by a principal shareholder of the Company
Bigo*	Investment with significant influence
Shanghai Ansha Network Technology Co., Ltd.(“Shanghai Ansha”)	Investment with significant influence
Guangzhou Kuyou Information Technology Co., Ltd.(“Guangzhou Kuyou”)	Investment with significant influence

*Bigo became a subsidiary of the Group on March 4, 2019. Therefore, Bigo ceased to be a related party of the Group since March 4, 2019.

25

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

12.	Related party transactions (continued)

During the three months ended March 31, 2018 and 2019, significant related party transactions are as follows:

	For the three months ended March 31,
	2018	2019
	RMB	RMB

Loans to a related party	20,000	170,000
Bandwidth service provided by Guangzhou Sunhongs	23,506	27,290
Bandwidth service provided by Kingsoft Group	2	11,906
Live streaming revenue sharing from Xiaomi Group	-	4,128
Online games revenue shared from related parties	12,135	1,222
Payments on behalf of related parties, net of repayments	423	(1,944)
Repayment of loans from a related party	20,000	-
Others	1,746	6,776

As of December 31, 2018 and March 31, 2019, the amounts due from/to related parties are as follows:

	December 31,	March 31,
	2018	2019
	RMB	RMB

Amounts due from related parties
Due from Xiaomi Group	1,652	4,124
Due from Bigo(1)	191,800	-
Others	107	6,206

Total	193,559	10,330

Amounts due to related parties
Due to Guangzhou Sunhongs	11,062	9,969
Due to Kingsoft Group	5,239	8,506
Due to Shanghai Ansha	5,364	5,342
Due to Guangzhou Kuyou	4,144	3,852
Due to Xiaomi Group	-	3,349
Others	2,527	2,727

Total	28,336	33,745

(1)	The amounts due from Bigo mainly consisted of unsecured loans provided to Bigo. The maturities of the loans were all within one year.

Other receivables and payables from/to related parties are unsecured and payable on demand.

26

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

13.	Fair value measurements

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1—Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2—Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Level 3—Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

The Group did not have any other financial instruments that were required to be measured at fair value on a recurring basis as of March 31, 2019 except for short-term investments and equity investment with readily determinable fair values.

27

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

13.	Fair value measurements (continued)

The following table summarizes the Company’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as of December 31, 2018 and March 31, 2019:

	As of December 31, 2018
	Level 1	Level 2	Level 3	Total

Assets
Short-term investments (i)	78,605	900,448	-	979,053
Equity investment with readily determinable fair values (ii)	238,915	-	-	238,915
	317,520	900,448	-	1,217,968

	As of March 31, 2019
	Level 1	Level 2	Level 3	Total

Assets
Short-term investments (i)	134,846	1,267,832	-	1,402,678
Equity investment with readily determinable fair values (ii)	71,785	-	-	71,785
	206,631	1,267,832	-	1,474,463

(i)

Short-term investments represented the investments issued by commercial banks or other financial institutions with a variable interest rate indexed to the performance of underlying assets within one year. For the instruments whose fair value is provided by banks at the end of each period, the Company classifies the valuation techniques that use these inputs as Level 1 of fair value measurements. For the instruments whose fair value is estimated based on quoted prices of similar products provided by banks at the end of each period, the Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

(ii)

Equity investments with readily determinable fair values are valued using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.

28

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

13.	Fair value measurements (continued)

Fair value measurement on a non-recurring basis

The Company measures investments without readily determinable fair value on a nonrecurring basis when impairment charges and fair value change due to observable price change are recognized. These nonrecurring fair value measurements use significant unobservable inputs (Level 3). The Company uses a combination of valuation methodologies, including market and income approaches based on the Company’s best estimate to determine the fair value of these investments. An observable price change is usually resulting from new rounds of financing of the investees. The Company determines whether the securities offered in new rounds of financing are similar to the equity securities held by the Company by comparing the rights and obligations of the securities. When the securities offered in new rounds of financing are determined to be similar to the securities held by the Company, the Company adjusts the observable price of the similar security to determine the amount that should be recorded as an adjustment in the carrying value of the security to reflect the current fair value of the security held by the Company by using the back-solve method based on the equity allocation model with adoption of some key parameters such as risk-free rate and equity volatility. Inputs used in these methodologies primarily include discount rate, the selection of comparable companies operating in similar businesses and etc. For the three months ended March 31, 2019, the Company’s previously held equity interest in Bigo was re-measured to fair value on the acquisition date, and a re-measurement gain of RMB2,669,334 was recognized as gain on fair value changes of investments.

Apart from the short-term investments, equity investment measured at fair value through earnings, the Company’s other financial instruments principally consist of cash and cash equivalent, short-term deposits, long-term deposits, accounts receivable, financing receivables, other receivables, amounts due to/from related parties, accounts payable, certain accrued expenses and convertible bonds. The recorded values of cash, short-term deposits, long-term deposits, accounts receivable, financing receivables, other receivables, amounts due to/from related parties, accounts payable, certain accrued expenses and convertible bonds are recorded at cost which approximates fair value. The fair value of convertible bonds is within Level 2 of the fair value hierarchy.

29

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

14.	Commitments and contingencies

(a)	Operating lease commitments

As of December 31, 2018, future minimum payments under non-cancellable operating leases commitments consist of the following:

Office rental
RMB

2019	84,689
2020	53,609
2021	35,871
2022 and after	47,726
221,895

As of March 31, 2019, future minimum payments under non-cancellable operating leases commitments consist of the following:

Office rental
RMB

2020	17,592
2021	9,567
2022	8,765
2023 and after	8,574
44,498

The operating lease commitments as of March 31, 2019, presented above mainly consist of the short-term lease commitments and leases that have not yet commenced but that create significant rights and obligations for the Company, which are not included in operating lease right-of–use assets and lease liabilities.

(b)	Capital commitments

As of March 31, 2019, the Group had outstanding capital commitments totaling RMB94,815 which consisted of capital expenditures related to properties and additional investments in equity investments.

(c)	Litigation

(i) In October 2014, Guangzhou NetEase Computer System Co., Ltd. (“Guangzhou NetEase”) brought a copyright infringement claim against the Group in the Intermediate People’s Court of Guangzhou, alleging that the Group’s live game broadcasting program has infringed the copyright of one of their online games called Fantasy Westward Journey. The claimant is seeking RMB100 million for their potential damages, requesting YY to cease the copyright infringement practices and apologize publicly.

In November 2017, the local court passed a judgment requesting the Company to compensate such game publisher for its loss amounting to RMB20 million, as a result of the alleged copyright infringement. Based on its estimate as of December 31, 2017, the Company recorded an estimated loss contingency of RMB20 million in its financial statements. Up to the date of this report, there has been no judgment from the appellate court yet and the Group’s estimate on the loss contingency remained the same as last year.

(ii) A majority of the Group’s corporate loan business was in the form of sale-and-leaseback arrangements, under which the Group purchases equipment from third party companies and lease back the equipment to the third party companies. In January 2019, one of the lessees was unable to repay the principal amount of around RMB15 million due in January 2019. The total financing receivable due from this lessee was RMB195 million as of March 31, 2019. The Group has brought a lawsuit against this lessee to the court, claiming the lessee to repay all the outstanding amount due to the Group. The court session has not been open up to the date of this report. Pursuant to the finance lease agreement, the legal titles of the equipment purchased by the Group have been transferred to the Group and the fair value of the equipment exceeds the total financing receivable due from the lessee. The Group also pledged or applied to the court to preserve certain assets of the lessee or the lessee’s related entity. The Group believed that the financing receivable due from the lessee can be recovered based on the measures taken and therefore no loss allowance was provided against the receivable. The financing receivable was placed on non-accrual status after the lessee was unable to repay the principal due in January 2019.

30

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

15.	Subsequent events

Huya completed a follow-on public offering of ADSs on April 12, 2019. As a result of these transactions, Huya issued and sold an aggregate of 13,600,000 ADSs and the Company, as selling shareholder, sold an aggregate of 4,800,000 Huya’s ADSs it held at a price of US$24.00 per ADS.

The net proceeds received by Huya, after deducting underwriter commissions and estimated offering expenses, amounted to approximately US$313.8 million. The net proceeds received by the Company, after deducting underwriter commissions, amounted to approximately US$111.2 million.

16.	Segment Reporting

There are two segments in the Group, including YY Live and Huya for the three months ended March 31, 2018. Starting from the first quarter of 2019, the segment of “YY Live” was renamed as “YY”. The Company completed the acquisition of Bigo in March 2019, which is a separate segment of the Group. Therefore, there are three segments in the Group for the three months ended March 31, 2019.

The Group currently does not allocate assets to all of its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments.

31

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

16.	Segment Reporting (continued)

(a)	The following table presents summary information by segment:

For the three months ended March 31, 2019:

	YY	Huya	Bigo	Elimination	Total
	RMB	RMB	RMB	RMB	RMB

Net revenues
Live streaming	2,566,523	1,552,482	366,015	-	4,485,020
Others	186,733	78,996	29,835	-	295,564

Total net revenues	2,753,256	1,631,478	395,850	-	4,780,584

Cost of revenues(1)	(1,548,046)	(1,358,105)	(254,174)	-	(3,160,325)

Gross profit	1,205,210	273,373	141,676	-	1,620,259

Operating expenses(1)
Research and development expenses	(235,502)	(90,044)	(79,190)	-	(404,736)
Sales and marketing expenses	(266,317)	(78,164)	(189,755)	-	(534,236)
General and administrative expenses	(163,364)	(85,811)	(27,249)	-	(276,424)

Total operating expenses	(665,183)	(254,019)	(296,194)	-	(1,215,396)

Other income	58,066	8,864	1,758	-	68,688

Operating income (loss)	598,093	28,218	(152,760)	-	473,551

Interest expenses	(6,219)	-	(1,395)	1,395	(6,219)
Interest income and investment income	94,745	54,585	354	(1,395)	148,289
Foreign currency exchange (losses) gains, net	(965)	(374)	2,672	-	1,333
Gain on fair value changes of investments	2,649,843	-	-	-	2,649,843

Income (loss) before income tax expenses	3,335,497	82,429	(151,129)	-	3,266,797

Income tax (expenses) benefits	(110,380)	(18,968)	5,377	-	(123,971)

Income (loss) before share of income (loss) in equity method investments, net of income taxes	3,225,117	63,461	(145,752)	-	3,142,826

Share of income (loss) in equity method investments, net of income taxes	7,157	(1)	-	-	7,156

Net income (loss)	3,232,274	63,460	(145,752)	-	3,149,982

32

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

16.	Segment Reporting (continued)

(1) Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	YY	Huya	Bigo	Total
	RMB	RMB	RMB	RMB

Cost of revenues	7,224	4,020	3,065	14,309
Research and development expenses	25,992	11,824	32,791	70,607
Sales and marketing expenses	552	904	520	1,976
General and administrative expenses	38,194	51,078	5,605	94,877

33

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

16.	Segment Reporting (continued)

For the three months ended March 31, 2018:

	YY	Huya	Elimination	Total
	RMB	RMB	RMB	RMB

Net revenues
Live streaming	2,239,251	792,784	-	3,032,035
Others	168,053	50,798	(1,955)	216,896

Total net revenues	2,407,304	843,582	(1,955)	3,248,931

Cost of revenues(1)	(1,303,264)	(712,533)	-	(2,015,797)

Gross profit	1,104,040	131,049	(1,955)	1,233,134
Operating expenses(1)
Research and development expenses	(198,007)	(51,458)	-	(249,465)
Sales and marketing expenses	(211,673)	(25,940)	1,955	(235,658)
General and administrative expenses	(128,193)	(35,783)	-	(163,976)

Total operating expenses	(537,873)	(113,181)	1,955	(649,099)

Other income	2,091	10,283	-	12,374

Operating income	568,258	28,151	-	596,409

Interest expense	(2,019)	-	-	(2,019)
Interest income and investment income	81,607	10,584	-	92,191
Foreign currency exchange gains, net	6,719	-	-	6,719
Gain on fair value changes of investments	426,547	-	-	426,547
Fair value loss on derivative liabilities	-	(11,868)	-	(11,868)

Income before income tax expenses	1,081,112	26,867	-	1,107,979

Income tax (expenses) benefits	(152,709)	4,464	-	(148,245)

Income before share of income in equity method investments, net of income taxes	928,403	31,331	-	959,734

Share of income in equity method investments, net of income taxes	9,103	76	-	9,179

Net income	937,506	31,407	-	968,913

34

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

16.	Segment Reporting (continued)

(1) Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	YY	Huya	Total
	RMB	RMB	RMB

Cost of revenues	19,353	255	19,608
Research and development expenses	52,677	1,790	54,467
Sales and marketing expenses	1,451	418	1,869
General and administrative expenses	14,659	21,904	36,563

35

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

16.	Segment Reporting (continued)

(b)	The following tables set forth revenues and property and equipment for of the Company’s geographic operations:

	For the three months ended March 31,
	2018	2019
Revenues:
PRC	3,248,931	4,450,344
Non- PRC	-	330,240

	As of December 31,	As of March 31,
	2018	2019
Property and equipment, net:
PRC	1,295,171	1,431,508
Non- PRC	1,148	266,265

36

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

17.	VIEs

The following unaudited interim condensed consolidated financial information of the Group’s VIEs excluding the intercompany items with the Group’s subsidiaries was included in the accompanying unaudited interim condensed consolidated financial statements:

	As of December 31,	As of March 31,
	2018	2019
	RMB	RMB
Assets
Current assets
Cash and cash equivalents	4,665,938	6,278,016
Restricted cash and cash equivalents	-	7,043
Short-term deposits	2,100,000	1,300,000
Restricted short-term deposits	-	300,000
Short-term investments	979,052	1,387,645
Accounts receivable, net	192,932	232,257
Amounts due from related parties	172,258	8,636
Financing receivables, net	725,336	664,606
Prepayments and other current assets	663,437	471,456
Total current assets	9,498,953	10,649,659

Non-current assets
Long-term deposits	1,000,000	-
Deferred tax assets	70,834	103,338
Investments	862,272	980,142
Property and equipment, net	655,402	765,213
Intangible assets, net	57,050	582,947
Land use rights, net	1,784,639	1,772,615
Right-of-use assets, net	-	72,052
Other non-current assets	143,240	131,535
Total non-current assets	4,573,437	4,407,842

Total assets	14,072,390	15,057,501

Liabilities
Current liabilities
Accounts payable	112,167	119,192
Deferred revenue	950,816	1,167,246
Advances from customers	101,690	90,516
Income taxes payable	162,118	242,545
Accrued liabilities and other current liabilities	2,207,138	2,195,200
Lease liabilities due within one year	-	33,092
Amounts due to related parties	28,336	30,327
Total current liabilities	3,562,265	3,878,118

Non-current liabilities
Deferred revenue	86,977	123,976
Lease liabilities	-	40,007
Deferred tax liabilities	-	79,341
Total non-current liabilities	86,977	243,324

Total liabilities	3,649,242	4,121,442

37

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

17.	VIEs (continued)

	For the three months ended March 31,
	2018	2019
	RMB	RMB

Net revenues	3,245,356	4,448,582
Net income	506,169	966,169

	For the three months ended March 31,
	2018	2019
	RMB	RMB

Net cash provided by operating activities	859,492	1,046,447
Net cash provided by investing activities	291,504	1,385,494
Net cash provided by financing activities	-	-
	1,150,996	2,431,941

38